EAST SHORE DISTRIBUTORS, INC.
1020 FOURTH AVENUE
WALL TOWNSHIP, NJ 07719

January 4, 2012

VIA EDGAR
John Reynolds
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re: Withdrawal of Acceleration Request

Dear Mr. Reynolds:

On January 3, 2012, East Shore Distributors, Inc. (the “Company”) filed a letter with the U.S. Securities and Exchange Commission (the “SEC”) as “SEC Correspondence” via Edgar.  The letter requested that, pursuant to Rule 461 of the Securities Act of 1933, as amended, the SEC accelerate the effective date of the Company’s registration statement on Form S-1/A, filed on December 22, 2011 (File No. 333-176918).  The Company hereby requests to withdraw such acceleration request in order to submit a new acceleration request.

Very truly yours,

/s/ Alex Fridman
Alex Fridman
Chief Executive Officer